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                             June 16, 2023

       Andrew Brown
       Chief Financial Officerf
       Chegg, Inc.
       3990 Freedom Circle
       Santa Clara , CA , 95054

                                                        Re: Chegg, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed February 21,
2023
                                                            File No. 001-36180

       Dear Andrew Brown:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Notes to Consolidated Financial Statements

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Years Ended December 31, 2022, 2021 and 2020
       Net Revenues, page 42

   1. Please quantify the extent to which material changes in net revenues and income from operations are
attributable to changes in prices or to changes in the volume or amount of services being sold or
to the introduction of new products or services. Additionally, when there are multiple
factors contributing to changes from period-to-period, please quantify factors to which the
changes are attributed. Refer to Item 303(b) of Regulation S-K.
 Andrew Brown
FirstName
Chegg, Inc.LastNameAndrew Brown
Comapany
June       NameChegg, Inc.
     16, 2023
June 16,
Page 2 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-
3307 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services